UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                                 _____________

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         Hollinger International Inc.
                               (Name of Issuer)

                Class A Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                  435569 10 8
                                (CUSIP Number)

                              Peter K. Carmichael
                                   Secretary
                     Press Holdings International Limited
                               Registered Office
                              22 Grenville Street
                      St. Helier, Jersey, Channel Islands
                               +377 93 15 94 93

                                with a copy to:

                            Morris J. Kramer, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 1, 2004
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 435569 10 8                13D/A          Page   2    of  8  Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

              Press Acquisition Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 0
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

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CUSIP No. 435569 10 8                13D/A         Page   3    of  8  Pages
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Press Holdings International Limited
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|_|
                                                                        (b)|_|
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           N/A
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Jersey
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 0
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO, HC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 435569 10 8               13D/A         Page   4    of  8  Pages
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Sir David Barclay
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           N/A
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 0
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN, HC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 435569 10 8              13D/A          Page   5    of  8  Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

              Sir Frederick Barclay
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
                                                                        (b)|_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 0
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN, HC
-------------------------------------------------------------------------------

                  The statement on Schedule 13D relating to the Class A Common Stock, par value $0.01 per share (the "Hollinger International Class A Common Stock"), of Hollinger International Inc., a Delaware corporation ("Hollinger International"), having its principal executive offices at 401 North Wabash Avenue, Suite 740, Chicago, Illinois 60611, which was filed with the Securities and Exchange Commission on January 28, 2004 (the "Schedule 13D") by the Reporting Persons (as defined below) is hereby amended to furnish the additional information set forth herein. All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

                  This amendment is filed by Press Holdings International Limited, a corporation incorporated under the laws of Jersey ("PHIL"), Press Acquisition Inc., a corporation incorporated under the Canada Business Corporations Act and a wholly-owned subsidiary of PHIL ("Press Acquisition"), Sir David Barclay, a citizen of the United Kingdom, and Sir Frederick Barclay, a citizen of the United Kingdom (PHIL, Press Acquisition, Sir David Barclay and Sir Frederick Barclay together constitute the "Reporting Persons").

Item 4.  Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs prior to the last paragraph of Item 4 of the Schedule 13D.

                  On March 1, 2004, Press Acquisition withdrew the Offer and PHIL, Lord Black and Ravelston mutually agreed to terminate the Tender Agreement. A copy of the Agreement to Terminate the Tender and Shareholder Support and Acquisition Agreement, dated as of March 1, 2004, by and among PHIL, Lord Black and Ravelston is attached hereto as Exhibit 4 and incorporated herein by reference. PHIL issued a press release announcing, among other things, the foregoing events on March 1, 2004, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference.

                  In light of Press Acquisition withdrawing the Offer on March 1, 2004, PHIL and Press Acquisition are considering a number of alternatives with respect to potential transactions involving Hollinger International, which may include, among others, acquisition of securities or assets of Hollinger International and its subsidiaries.

Item 5.  Interest in Securities of the Issuer.

                  Items 5(a), 5(b), 5(c) and 5(d) of the Schedule 13D are hereby amended by adding the following paragraph to the end of such Items.

                  On March 1, 2004, Press Acquisition withdrew the Offer and PHIL, Lord Black and Ravelston mutually agreed to terminate the Tender Agreement. As a result of these transactions, each of the Reporting Persons ceased to be the beneficial owner of five percent or more of the shares of Hollinger International Class A Common Stock.

                  Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety to read as follows.

                  (e) On March 1, 2004, each of the Reporting Persons ceased to be the beneficial owner of five percent or more of the shares of Hollinger International Class A Common Stock.

Item 7.  Material to be Filed as Exhibits.

                  Item 7 of the Schedule 13D is hereby amended by adding the description of the exhibits set forth below to the list of exhibits contained in Item 7 of the Schedule 13D.

     Exhibit 4 Agreement to Terminate the Tender and Shareholder Support and Acquisition Agreement, dated as of March 1, 2004, by and among Press Holdings International Limited, Lord Black of Crossharbour, PC(Can), OC, KCSG and The Ravelston Corporation Limited.

     Exhibit 5       Press release, dated March 1, 2004.

                                   SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 2, 2004


                            PRESS HOLDINGS INTERNATIONAL LIMITED


                            By: /s/ DAVID BARCLAY
                               ---------------------------------
                            Name:  Sir David Barclay
                            Title: President


                            PRESS ACQUISITION INC.


                            By: /s/ CHARLES R. KLOTZ
                               ---------------------------------
                            Name:  Charles R. Klotz
                            Title: Director


                             /s/ DAVID BARCLAY
                            ------------------------------------
                            Sir David Barclay


                             /s/ FREDERICK BARCLAY
                            ------------------------------------
                            Sir Frederick Barclay

                                 EXHIBIT INDEX


Exhibit No.                               Exhibit Name
-----------                               ------------

Exhibit 4 Agreement to Terminate the Tender and Shareholder Support and Acquisition Agreement, dated as of March 1, 2004, by and among Press Holdings International Limited, Lord Black of Crossharbour, PC(Can), OC, KCSG and The Ravelston Corporation Limited.

Exhibit 5            Press release, dated March 1, 2004.